SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 4, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release –
AngloGold Ashanti announces changes to its Board

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA11.06

4 August 2006

AngloGold Ashanti announces changes to its Board
AngloGold Ashanti is pleased to announce the appointment of two new members to its Board of
Directors.
Joseph Henry (J.H.) Mensah, who holds an MSc in Economics from London University, has extensive experience in international and local economic management. He is the Chairman of the
National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani constituency. He will be joining the Board with effect from 4 August 2006.
Professor Wiseman Nkuhlu, who holds a BCom degree from the University of Fort Hare, is a certified chartered accountant with the South African Institute of Chartered Accountants and is a
past national president of the Institute. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader. Professor Nkuhlu joins the Board, and has been appointed deputy chairman of the Audit and Corporate Governance
Committee, with effect from 4 August 2006.
Russell Edey, Chairman of the Board of Directors, commented: “We welcome J.H. Mensah and
Wiseman Nkuhlu to our board and look forward to the contribution that they will doubtless make to the success and sound governance of AngloGold Ashanti”.
Simultaneously, AngloGold Ashanti announces the resignation from its Board of Lazarus Zim, together with his alternate David Barber. This move follows the reduction in the shareholding of
Anglo American in AngloGold Ashanti and Mr Zim’s move to a non-executive role in Anglo
American. The Board has expressed its gratitude to Mr Zim and Mr Barber for their diligent contribution to the Board.

ENDS

Queries

South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 (0) 11 637 6284 +27 (0) 83 308 2200 slenahan@AngloGoldAshanti.com
Alan Fine
+27 (0) 11 637 6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements.
Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the
Company’s annual report on the Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the
Securities and Exchange Commission (SEC) on 20 March 2006. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
.

DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name
Nature of Change
Mr Joseph Henry Mensah
Appointed as a non-executive director
effective 4 August 2006
Professor Lumkile Wiseman Nkuhlu
Appointed as a non-executive director
effective 4 August 2006
Mr Polelo Lazarus Zim
Resigned as a non-executive director
effective 4 August 2006
Mr David Duncan Barber
Resigned as an alternate director
effective 4 August 2006
Taking account of the above the board of directors should read as follows:
Directors
Alternate
Directors
Mr R P Edey (Chairman)
(British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Dr S E Jonah, KBE (President)
(Ghanaian)
Mr F B Arisman
(American)
Mr R E Bannerman
(Ghanaian)
Mrs E le R Bradley
Mr C B Brayshaw
Mr R Carvalho Silva
(Brazilian)
Mr R Médori
(French)
Mr P.G. Whitcutt
Mr J H Mensah
(Ghanaian)
Mr W A Nairn
Mr A.H. Calver (British)
Mr N F Nicolau
Prof. L W Nkuhlu
Mr S R Thompson
(British)
Mr A J Trahar
Mr S Venkatakrishnan
(British)

4 August 2006

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 04, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary